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News Release
For immediate release

George Cope appointed to the boards of directors and
as CEO of BCE Inc. and Bell Canada

New Bell structure and executive team announced

MONTREAL, July 11, 2008 – BCE Inc. (TSX, NYSE: BCE) today announced that George Cope has been appointed to the boards of directors and as President and Chief Executive Officer of BCE and Bell Canada, effective today.

As previously announced, Mr. Cope will also lead the company following the completion of its acquisition by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc., Madison Dearborn Partners, LLC, and Merrill Lynch Global Private Equity. The transaction will close on or before December 11, 2008.

A proven senior executive who has served the Canadian telecommunications industry for more than 20 years, Mr. Cope joined Bell in 2005 as President and Chief Operating Officer of Bell Canada. Previously, he was President and Chief Executive Officer of Telus Mobility, a position he assumed following Telus’ acquisition of national wireless provider Clearnet Communications in 2000. Mr. Cope had earlier served for 13 years as President and CEO of Clearnet. He began his telecom career with Bell Cellular Distribution Services Inc.

Mr. Cope replaces the departing Michael Sabia as CEO of BCE and Bell. BCE also announced today Mr. Sabia’s resignation from the BCE and Bell boards.

Bell focused on a clear goal
“I am very excited about the opportunities ahead for Bell’s customers and our national team,” said Mr. Cope. “Bell’s goal is clear: to be recognized by customers as Canada’s leading communications company. I look forward to leading a unified, re-energized organization focused on attaining that goal by delivering a better customer experience at every level.”

Bell today announced a streamlined organizational structure and a new executive team made up of an experienced group of senior Bell leaders. The team has developed a strategic operating plan that will quickly re-focus the organization on improving the customer experience, while rolling out competitive new service, network and marketing initiatives.

Bell operates in all sectors of the Canadian communications marketplace and is the country’s largest supplier of home phone, high-speed Internet, enterprise and small and medium business (SMB), and wholesale telecommunications services. Bell ExpressVu is the digital High Definition TV leader in Canada, while national wireless arm Bell Mobility delivers to Canadians the largest and fastest mobile data network across North America, digital coverage for 96% of the Canadian population, and international voice and data services.

New Bell executive team
The Bell executive team emphasizes the organization’s focus on the customer experience and improved service delivery. The streamlined structure, led by Mr. Cope, reduces the total number of BCE and Bell executives from 17 to 12.

“Our executive team offers the experience and stability of a strong set of current Bell executives, several internal promotions and the return of a respected industry veteran,” said Mr. Cope. “Every member of the team is passionate and enthusiastic about the opportunities ahead for Bell, and our ability to achieve our goal.”

•	Trevor Anderson, Executive Vice-President – Network: Serving with Bell since 1971 and in a wide range of technology and network leadership roles across multiple Bell businesses, Trevor was previously Senior Vice-President –Technology for Bell Canada.

•	Stéphane Boisvert, President – Enterprise: In 2006, Stéphane was appointed President of Bell Canada’s Enterprise business, which serves large Canadian companies and public sector customers. He previously spent 20 years at IBM and Sun Microsystems, and served as Chairman of Sun Microsystems Canada.

•	Charles Brown, President – Small & Medium Business and Bell West: Charles joined Bell in 2006 as President of Bell Western Region. A manager at BCE Mobile and Bell Mobility early in his career, Charles has held senior executive positions with communications companies such as Clearnet Communications and Trillium Communications.

•	Michael Cole, Executive Vice-President and Chief Information Officer: Starting his career with Bell Canada in 1991, Michael has served in several Bell groups including Network and Customer Operations, and Business Planning and Information Systems. He was most recently Senior Vice-President, Bell Canada Operations.

•	Kevin Crull, President – Residential Services: Kevin was appointed President – Residential Services in 2005, responsible for wireline voice, Internet access and portal services and the Bell video group. Kevin has more than 20 years experience leading sales, marketing, and operational teams, including nine years in major consumer telecommunications businesses.

•	Wade Oosterman, President – Bell Mobility and Channels, and Chief Brand Officer: Wade was appointed President of Bell Mobility and BDI as well as CBO in 2006. A telecom veteran of more than 20 years, Wade began his career as an executive with Bell Cellular Distribution Services Inc. He later served as Executive Vice-President of Sales and Marketing at Clearnet Communications and as EVP, Sales and Marketing for Telus Mobility and Chief Marketing Officer for Telus Corporation.

•	John Sweeney, President – Wholesale: John joined Bell in 2006 as Senior Vice-President – Carrier Services Group, the wholesale division of Bell Canada. John has worked in telecom since 1973, including as VP and General Manager of Motorola Canada, Division General Manager for Motorola’s global iDEN business, and President of Kaval Wireless Solutions.

•	Mary Ann Turcke, Executive Vice-President – Field Services: Mary Ann joined Bell in 2005, and most recently served as Vice-President, Customer Experience and Operations – SMB. She previously worked with A.T. Kearney Management Consultants and as Vice-President of Operations and General Manager of Internet Pictures Corporation.

•	Martine Turcotte, Executive Vice-President and Chief Legal & Regulatory Officer: Martine joined BCE in 1988 as Legal Counsel and has served with BCE companies including Bell Canada International, BCE Media and Bell Canada. She was appointed Chief Legal Officer of BCE in 1999.

•	Siim Vanaselja, Executive Vice-President & Chief Financial Officer: Siim joined BCE in 1994 and has held a variety of senior positions in the company, including EVP and Chief Financial Officer of Bell Canada International. He was appointed Chief Financial Officer of BCE in 2001, and has served as CFO for BCE and Bell Canada.

•	David Wells, Executive Vice-President – Corporate Services: David returns to Bell, where he spent the first 25 years of his career. He joined Bell Cellular in 1985, and later worked as CFO, CIO and EVP, Human Resources at Bell Mobility and as President & CEO of Mobility Canada. He served as EVP of Corporate Services at Clearnet and later served in the same role at Telus Mobility.

Transaction update
The Company also announced today that the Commissioner of Competition has extended, under the Competition Act (Canada), the period during which the privatization transaction may be completed under the original merger notification filing.

As closing of the privatization transaction will occur on or before December 11, 2008, the Toronto Stock Exchange has extended to January 30, 2009 time for the holding of the Company’s annual meeting of shareholders. While the Company does not expect that an annual meeting will be necessary, to comply with legal requirements relating to public notice of the annual meeting date and venue, the Board of Directors has set January 30, 2009, in Montreal, as the date and location of its annual meeting, if required.

About Bell Canada
Bell Canada provides consumer and business customers with solutions to all their communications needs, including wireline and wireless voice and data services, high-speed Internet, digital TV and VoIP services, integrated information and communications technology (ICT) services to business and government, and Virtual Chief Information Officer (VCIO) services to small and medium size business (SMBs). Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. Please visit www.bell.ca for more.

About BCE
BCE (TSX, NYSE: BCE) is Canada’s largest communications company. Under the Bell Canada brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and digital television services. BCE also holds an interest in CTVglobemedia. BCE shares are listed in Canada and the United States. Please visit www.bce.ca for more.

Media contact:	Investor contact:
Pierre Leclerc 514 391-2007 1 877 391-2007	Thane Fotopoulos 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed privatization of BCE and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The timing and completion of the proposed privatization transaction is subject to each of the parties fulfilling their commitments under the transaction documents and to a number of terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the definitive agreement dated June 29, 2007, as amended by the final agreement dated July 4, 2008, governing the terms of the transaction. The conditions to the transaction, including the receipt of a refreshed U.S. anti-trust approval, may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, as well as to the definitive agreement dated June 29, 2007, as amended, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.